Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

November 5, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 745,703 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from October 28, 2024, up to and including November 1, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 127,137,848 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (127,137,848) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
28/10/2024	LSE	102,231	695.20
28/10/2024	BATE	12,195	694.99
28/10/2024	CHIX	50,508	695.39
28/10/2024	AQUIS	2,612	697.11
29/10/2024	LSE	86,326	699.12
29/10/2024	BATE	26,239	699.90
29/10/2024	CHIX	51,234	701.02
29/10/2024	AQUIS	5,688	695.49
30/10/2024	LSE	82,039	710.51
30/10/2024	BATE	27,465	711.09
30/10/2024	CHIX	52,927	712.17
30/10/2024	AQUIS	4,640	710.10
31/10/2024	LSE	80,706	692.74
31/10/2024	BATE	22,887	690.69
31/10/2024	CHIX	48,388	690.21
31/10/2024	AQUIS	8,446	688.61
01/11/2024	LSE	40,503	703.26
01/11/2024	BATE	8,495	704.76
01/11/2024	CHIX	26,506	702.91
01/11/2024	AQUIS	5,668	700.72

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123